COMMAND CENTER, INC.
3773 West 5th Avenue
Post Falls,, ID 83854
(208) 773- 7450

July 29, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE, Mail Stop 3720
Washington, DC 20549

RE:	Command Center, Inc. Form 10-K for the fiscal year ended December 26, 2008 Filed April 9, 2009 File No. 000-53088

Dear Sir or Madam:

Thank you for allowing us until July 31 to respond to your comments.  Our responses to the three points that you raised are set forth below.

Note 5 – Related – Party Transactions, page 33

SEC Comment
1.	Tell us in detail how you evaluated FIN 46 (R) with respect to Alligator LLC?

Response
Management noted that our leasing relationship with Alligator LLC, pursuant to paragraph B10 of FASB Interpretation No.46R, would be considered a variable interest to Command Center Inc. due to the ownership interest in Alligator by our Chief Executive Officer.  As such, we evaluated the relationship for consolidation pursuant to the provisions of FIN 46R.  We undertook to assess the primary beneficiary of the VIE and to determine which member of the related party group should consolidate the VIE.

In making this assessment, the following were considered:

All leases of Alligator’s vans by the Company meet the classification requirements for operating leases in accordance with FASB Statement No. 13 and represent only a contractual relationship.

Further, there are no residual value guarantees to Alligator associated with the operation of the 8 vans and van drivers for the Company.  Van drivers are contracted with a third party and dispatched into service for the Company as needed.

The Company does not have (i) an equity stake in Alligator and does not participate in its profits or losses (ii) any voting rights or similar rights, and therefore cannot make decisions about Alligator’s activities that could have a significant effect on the success of Alligator.

The Company has not guaranteed our Chief Executive Officer’s investment in Alligator. The Company has not guaranteed any of Alligator’s debt or the residual value of its assets.  The Company is not obligated to absorb the majority (or for that matter, any) of the VIE’s expected losses, nor is it entitled to receive a majority (or again, any) of Alligator’s expected residual returns.

We also assessed which party of the related party group would most clearly be associated with the VIE using the four points outlined in paragraph 17 of FIN 46R. The results of our evaluation was that the Company is not the primary beneficiary of the VIE, thus is not required to consolidate Alligator LLC.  Additionally, we would like to point out to the Staff that the assets, liabilities and operations of Alligator are all immaterial to the registrant as of Fiscal Year Ended December 26, 2008.

Note 15 -- Everyday Staffing LLC Tax Liabilities, page 40

SEC Comment
2.       We note that the Washington Department of Labor and Industries issued two Notices and Orders of Assessment of Industrial Insurance Taxes.  The notices are for $57,446 and $900,858, respectively.  Tell us why you believe that the potential liability is not probable and is not reasonably estimable.

Response
On October 29, 2008, the Washington Department of Labor and Industries (L&I) issued two Notices and Orders of Assessment of Industrial Insurance Taxes to Command Center.  Previously, in both April and May of 2008, L&I had issued Notices of Successorship to Command Center.  The notices were issued to Command Center on the account of Everyday Staffing, LLC based upon the theory of successor liability, alleging that Command Center is legally the successor to Everyday Staffing and as such is liable for the debt of Everyday Staffing.

There are a number of factual and legal defenses to the claims asserted against Command Center, including the defense that the L&I claims are barred by the applicable statute of limitations.  In order to establish that potential liability is not probable, one need look no further than the dominant legal defense to this action which is that Command Center is clearly not the legal successor to Everyday Staffing and therefore has no liability to L&I.  Through the administrative process, Command Center is vigorously contesting the legal foundation and also the factual basis for L&I’s claims.

Some background information will be helpful to a thorough understanding of this situation.  Everyday Staffing, LLC was a former franchisee of Command Center.  Command Center acquired the assets but not the liabilities of Everyday Staffing in a transaction that closed on June 30, 2006.  At the time, Everyday Staffing owned and operated three offices, all located in the State of Washington, for the placement of workers on temporary assignments.

For purposes of workers’ compensation insurance, Washington is a “monopolistic” state, meaning that workers’ compensation coverage must necessarily be obtained from the state agency, in this case the Department of Labor and Industries. Pursuant to an audit conducted by L&I, the agency alleges that accrued but unpaid workers’ comp liability of Everyday Staffing for the time period July 1, 2002 through June 30, 2005 totals $958,305, plus interest and penalties.  The “Industrial Insurance Taxes” referred to in the Notices from L&I are essentially insurance premiums to cover the costs of the worker’s compensation coverage provided by the State.

Throughout the time period in which the alleged deficiencies accrued, Everyday Staffing, LLC was a Washington limited liability company and Michael J. Moothart was the manager.  The limited liability company was administratively dissolved by the Washington Secretary of State on September 19, 2005 and ceased to exist on that date.  Subsequently and prior to the acquisition, Mr. Moothart formed another limited liability company, also named Everyday Staffing, LLC.  (For convenience and clarity, the first Everyday Staffing will be referred to as “Everyday Staffing I” and the second limited liability company will be called “Everyday Staffing II”).  The State of Washington identifies business entities by account numbers, referred to as the “UBI number”.  As a separate and distinct legal entity, a new UBI number was issued to Everyday Staffing II.

In the acquisition transaction, Command Center acquired the assets of Everyday Staffing II pursuant to an Assignment and Bill of Sale.  As part of its due diligence work preceding the closing, Command Center discovered the dissolution of Everyday Staffing I and the formation of Everyday Staffing II.  Command Center was unaware of any potential liability by either of the Everyday Staffing entities to L&I.  In written responses to a detailed questionnaire, Mr. Moothart made multiple representations and warranties that there were no undisclosed liabilities of the entity, including particularly liabilities with regard to workers’ compensation. In a closing letter dated June 30, 2006, Everyday Staffing II acknowledges that it is the successor in interest to Everyday Staffing I.  Command Center may be the successor to Everyday Staffing II, but is certainly not the successor to Everyday Staffing I.

L&I’s claim of successor liability is based upon the statutory authority found in the Revised Code of Washington, R.C.W. 51.16.200, which specifically addresses successor liability for unpaid industrial insurance taxes.  “Successor” is defined in R.C.W. 51.08.177.  The statute clearly does not provide for liability of a successor to a successor, such as Command Center.  The company has consistently advanced this position to L&I.  Recently, L&I issued a notice to Everyday Staffing II, asserting that this limited liability company is the successor to Everyday Staffing I.  As the result of L&I’s seeming acceptance of the fact that Everyday Staffing II and not Command Center is the successor to Everyday Staffing I, the company has asked L&I to dismiss its claims against Command Center.  That request remains pending.  Based upon the strength of the company’s legal position in this case, we strongly believe that the most probable result of the L&I claims against Command Center is that they will be dismissed, either voluntarily by L&I or though the legal process.

Furthermore, as Command Center has demonstrated to L&I, for a number of reasons the amount of any liability of Everyday Staffing (and hence, any successor) to L&I could not be more than a small fraction of the amount alleged by L&I.  The audit period of Everyday Staffing I includes July 1, 2002 through June 30, 2005, ending exactly one year before acquisition of the Everyday assets by Command Center.  Because Everyday Staffing I was then a franchisee of Command Staffing (the predecessor of Command Center, Inc.), beginning on January 10, 2004 the financial data of Everyday Staffing was processed through the Command Staffing servers and retained in the Command Staffing database.

Based upon an analysis of the data that resides on the Command computer servers for one-half of the audit period, it appears to us that L&I has arbitrarily reclassified huge blocks of hours from lower cost compensation codes to high cost codes. Following the closing of the acquisition on June 30, 2006, Command Center began operating the three office locations, for the most part utilizing the same people providing the same services to the same customers.  The percentage of wages assigned to individual risk classes by L&I is significantly different than Command Center’s experience in these same branches during 2007.  Following the acquisition, Command Center’s workers’ compensation costs for the Washington offices were about 5.1% of revenue.  The amounts assessed by L&I for 2004 and the first two quarters of 2005, when added to the amount paid by Everyday, would result in worker’s compensation costs of 12.9% of revenue, two to three times the amount that a temporary labor supplier might reasonably expect.

Comparing the hours reported in the Command database for 2004 to the figures reported by Everyday to L&I, it appears that Everyday Staffing failed to report about 48,736 hours to L&I.   Most of this underreporting occurred in the fourth quarter of 2004.  At an average rate for industrial insurance taxes of somewhere around $1.00/hour, it is reasonable to presume that Everyday Staffing should have paid an additional $48,000 or more to L&I for 2004.

We acknowledge that Everyday Staffing appears to have underpaid L&I for the time period covered by the audit. Based upon information available to us the amount of the underpayment cannot be reasonably estimated, but we believe it is only a small fraction of the amount levied by L&I.

As a result of the analysis of all of the foregoing information, we believe that the most probable result of the L&I assessments is that the assessments against Command Center will be dismissed without liability.  Accordingly, we have accounted for the contingent liability based upon the guidance of FAS 5 and have disclosed the pertinent facts in our notes to financial statements, without accruing any amount on our balance sheets.

Note 16 – Commitments and Contingencies, page 41

SEC Comment
3.  We note from your disclosures that you are depreciating a building over 30 years that was purchased by you from a former officer and director.  However, it also appears that the building is subject to a lease arrangement with the same party.  Accordingly, it is unclear how you are accounting for this arrangement.  Provide us with more details of the arrangement including your accounting for such arrangement and refer to your basis in the accounting literature.  Also, tell us why you have recorded a finance obligation for the amount of the purchase option.

Response
On November 22, 2005, Command Center, Inc. acquired a property from an unrelated third party for $1,125,000.  The property is located at 3773 W. Fifth Avenue, Post Falls, Idaho.  On December 29, 2005, Command Center sold the real property to John R. Coghlan, then a director, for $1,125,000 and concurrently leased back the same property on a thirty six month lease with a two year renewal option.  The monthly rental is $10,000 per month, triple net.

The lease includes an option to extend the term for two additional years at the same rental rate and grants Command Center the option to repurchase the property any time after January 1, 2008 at the purchase  price of $1,125,000.

Command Center, Inc. has a continuing involvement in the property through our contractual right through an option to repurchase the property for the same price as we initially paid and the same price at which the property was sold to Mr. Coghlan.  Accordingly, we have accounted for the transaction as a financing as guided by FAS 98, Accounting of Leases (paragraphs 10 and 11) and FAS 66, Accounting for Sales of Real Estate.

Conclusion

Our objective is to always provide accurate and adequate disclosures of all information that investors require for an informed decision.  We hope you will find that we have met this standard.

I have also enclosed with this letter, a letter which I have signed and which our CEO, Glenn Welstad, has also signed, setting forth the acknowledgements which you requested.

If you have any additional comments or require additional information, please let me know.

 Respectfully,

/s/  Ralph Peterson

Ralph Peterson
Principal Financial and Accounting Officer